Origin Agritech Limited

No. 21 Sheng Ming Yuan Road

Changping District, Beijing

China 102206

(011-86-10-5890-7566)

May 6, 2020

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Origin Agritech Limited
Registration Statement on Form F-1
File No. 333-237712

Ladies and Gentlemen:

In connection with the above referenced Registration Statement on Form F-1 of Origin Agritech Limited, the undersigned, a duly elected officer, hereby requests that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on May 8, 2020, or as soon thereafter as practicable.

Very truly yours,

Origin Agritech Limited

By:	/S/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chief Executive Officer